EXHIBIT 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Year Ended December 31,
	2008		2007		2006		2005		2004

Income from continuing operations	$124,335		$220,224		$156,501		$118,779		$116,221
Fixed charges	156,844		148,110		81,451		65,263		50,393
Adjusted earnings	$281,179		$368,334		$237,952		$184,042		$166,614

Fixed charges and preferred distributions:
Interest on indebtedness and amortization of deferred finance costs	$156,844		$148,110		$81,451		$65,263		$50,393
Preferred distributions	29,880		26,769		7,656		7,656		9,674
Total combined fixed charges and preferred distributions	$186,724		$174,879		$89,107		$72,919		$60,067

Ratio of earnings to combined fixed charges and preferred distributions	1.51	x	2.11	x	2.67	x	2.52	x	2.77	x